Via Facsimile and U.S. Mail
Mail Stop 4720

November 23, 2009

Dr. Thomas B. Okarma
President and Chief Executive Officer
Geron Corporation
230 Constitution Drive
Menlo Park, California 94025

Re: Geron Corporation
       Registration statement on Form S-3
       Filed November 16, 2009
       File No. 333-163136

Dear Dr. Okarma:

We have limited our review of your filing to those pending issues we have addressed in our comments dated November 9, 2009 pertaining to your Form 10-K for the fiscal year ended December 31, 2008. Please note that any outstanding issues with respect to your Form 10-K and documents incorporated by reference must be resolved prior to requesting acceleration of the effective date of the registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Dr. Thomas B. Okarma
Geron Corporation
November 23, 2009
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Once all outstanding comments have been resolved, we will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Dr. Thomas B. Okarma
Geron Corporation
November 23, 2009
Page 3

      If you have any questions, please contact John Krug, Senior Counsel at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3679.

                            Sincerely,

                            Jeffrey Riedler
                            Assistant Director

cc: Alan C. Mendelson, Esq.
   Mark V. Roeder, Esq.
   Latham & Watkins LLP
   140 Scott Drive
   Menlo Park, California 94025